GOLDMAN SACHS & CO. LLC	BOFA SECURITIES, INC.
200 West Street	One Bryant Park
New York, New York 10282	New York, New York 10036

CREDIT SUISSE SECURITIES (USA) LLC	MORGAN STANLEY & CO. LLC
Eleven Madison Avenue	1585 Broadway
New York, New York 10010-3629	New York, New York 10036

February 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Jessica Livingston

Re:	loanDepot, Inc.
Registration Statement on Form S-1
Registration File No. 333-252024

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on February 4, 2021, in which we, as representatives of the several underwriters of loanDepot, Inc.’s (the “Company”) proposed initial public offering of shares of its Class A common stock, joined the Company’s request for acceleration of the effectiveness of the above-referenced Registration Statement to Thursday, February 4, 2021, at 5:30 p.m. E.S.T. We hereby formally withdraw our prior request for acceleration of the effective date of the above-referenced Registration Statement and hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 9:30 a.m. E.S.T. on Wednesday, February 10, 2021, or as soon thereafter as is practicable.

[Signature Page Follows]

Sincerely,

GOLDMAN SACHS & CO. LLC as representative of the Underwriters

By:	/s/ C. Erich Bluhm
Name: C. Erich Bluhm
Title: Managing Director

BOFA SECURITIES, INC. as representative of the Underwriters

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: AUTHORIZED SIGNATORY

CREDIT SUISSE SECURITIES (USA) LLC as representative of the Underwriters

By:	/s/ Robert Rossi
Name: Robert Rossi
Title: Director

MORGAN STANLEY & CO. LLC as representative of the Underwriters

By:	/s/ Michael Occi
Name: Michael Occi
Title: Managing Director

[Signature Page to Withdrawal of Acceleration Request and Revised Acceleration Request]